SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

[redacted]

08004301

SUPPL

August 8, 2008

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SEC
Mail Processing
Section
AUG 11 2008
Washington, DC
105

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
AUG 14 2008
THOMSON REUTERS

Enclosures

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release dated July 22, 2008.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 22, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Expanding Tungsten and Molybdenum Resource at its Jersey-Emerald Property, BC

Vancouver, B.C. – July 22, 2008 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report continued exploration and resource assessment of tungsten and molybdenum on its Jersey-Emerald molybdenum and tungsten property (the "Property"), located near Salmo, BC. Diamond drilling is currently underway on the Property. Sultan has contracted Giroux Consultants Ltd. ("Giroux") of Vancouver, British Columbia to complete an updated resource estimate on the tungsten mineralization.

TUNGSTEN

The 2008 summer drilling program is underway on the Property. This 5000-foot (1500m) drill program will provide infill sampling within the expansive East Emerald Tungsten zone. The current program has completed 3 drill holes to date, with an additional 6 to 8 drill holes planned.

The East Emerald Tungsten zone was previously intersected in historic drilling during exploration and development of the Property up to 1972, and by Sultan in 2006 and 2007. The East Emerald zone extends northward from the historic Emerald Tungsten mine, and lies above and to the east of previously mined areas in the Emerald, Feeney, and Invincible Tungsten Mines. Interpretation of the historic and recent drilling indicates two mineralized bodies. Drill core analyses within these mineralized zones indicate elevated grades of WO_3 over significant widths.

The drill hole database for the Property has been updated to include all of the historic and recent drill holes that intersect the East Emerald Tungsten target. Geologic interpretations of the tungsten bearing zones have been digitized in Gemcom-Surpac (6.3) software to allow for preliminary resource evaluation. Sultan has contracted Giroux to complete a resource calculation based on this new geologic interpretation for the East Emerald Zone. As well, the drill hole database indicates that there is potential for remnant tungsten mineralization immediately surrounding the historic Emerald Mine, which historically produced 734,000 tons of 0.93% WO_3. This potential tungsten resource will also be included in the Giroux evaluation.

Exploration for tungsten on the Property is continuing toward the goal of outlining a resource that meets the requirements for production. These requirements were summarized in the Wardrop scoping study completed for Sultan in 2007 (see news release of May 23, 2007). The study recommended that exploration continue to further strengthen the tungsten and

END